PRICING TERM SHEET	Issuer Free Writing Prospectus
Dated June 27, 2013	Filed Pursuant to Rule 433
Registration Statement No. 333-186561
Supplementing the Preliminary
Prospectus Supplement
dated June 27, 2013 and the
Prospectus dated February 11, 2013

Starwood Property Trust, Inc.

$400,000,000

4.00% Convertible Senior Notes due 2019

This pricing term sheet supplements Starwood Property Trust, Inc.’s preliminary prospectus supplement, dated June 27, 2013 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, relating to the offering of the Notes, and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.  In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement.  Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.  All references to dollar amounts are references to U.S. dollars. Unless the context otherwise requires, references to “Starwood” or the “Issuer,” “we,” “us” and “our” in this pricing term sheet mean Starwood Property Trust, Inc. and not its subsidiaries.

Issuer:	Starwood Property Trust, Inc., a Maryland corporation

Title of Securities:	4.00% Convertible Senior Notes due 2019 (the “Notes”)

Ticker / Exchange:	STWD / New York Stock Exchange (the “NYSE”)

Securities Offered:	$400,000,000 principal amount of Notes (plus up to an additional $60,000,000 principal amount if the underwriters exercise their option to purchase additional Notes to cover over-allotments, if any)

Maturity:	January 15, 2019 unless earlier repurchased by us or converted

Issue Price:	100%, plus accrued interest, if any, from July 3, 2013

Underwriting Discounts and Commissions:	2.125%

Interest:	4.00% per year. Interest will accrue from the date of issuance (which is scheduled for July 3, 2013)

Conversion Premium:	Approximately 10% above the NYSE last reported sale price on June 27, 2013

Interest Payment Dates:	Each January 15 and July 15, beginning on January 15, 2014

Interest Payment Record Dates:	Each January 1 and July 1, beginning on January 1, 2014

NYSE Last Reported Sale Price on June 27, 2013:	$23.93 per share of the Issuer’s common stock

Initial Conversion Rate:	37.9896 shares of the Issuer’s common stock for each $1,000 principal amount of Notes

Initial Conversion Price:	Approximately $26.32 per share of the Issuer’s common stock

Trade Date:	June 28, 2013

Expected Settlement Date:	July 3, 2013

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Barclays Capital Inc. Goldman, Sachs & Co.

CUSIP / ISIN:	85571B AB1 / US85571BAB18

Adjustment to Shares Delivered Upon Conversion Upon a Make-Whole Fundamental Change:

The following table below sets forth the number of additional shares (as defined under “Description of the Notes—Adjustment to Conversion Rate Upon Conversion in Connection with a Make-Whole Fundamental Change” in the Preliminary Prospectus Supplement) to be received per $1,000 principal amount of Notes for each stock price and effective date set forth below:

	Stock Price
Effective Date	$23.93	$24.50	$25.00	$25.50	$26.00	$26.32	$27.00	$27.50	$28.00	$29.00	$30.00	$32.50	$35.00
July 3, 2013	3.7989	3.2178	2.7682	2.3693	2.0185	1.8152	1.4441	1.2126	1.0144	0.7005	0.4773	0.1759	0.0663
January 15, 2014	3.7989	3.4648	2.9904	2.5685	2.1953	1.9783	1.5804	1.3312	1.1168	0.7752	0.5299	0.1957	0.0727
January 15, 2015	3.7989	3.7989	3.4161	2.9498	2.5340	2.2906	1.8406	1.5569	1.3101	0.9149	0.6279	0.2310	0.0832
January 15, 2016	3.7989	3.7989	3.6757	3.1763	2.7299	2.4677	1.9823	1.6747	1.4070	0.9766	0.6640	0.2367	0.0818
January 15, 2017	3.7989	3.7989	3.6468	3.1290	2.6671	2.3970	1.8997	1.5874	1.3174	0.8904	0.5874	0.1922	0.0623
January 15, 2018	3.7989	3.7374	3.1542	2.6374	2.1845	1.9244	1.4566	1.1728	0.9359	0.5812	0.3508	0.0941	0.0286
January 15, 2019	3.7989	2.8263	2.0100	1.2257	0.4716	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•                  if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•                  if the stock price is greater than $35.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate; or

•                  if the stock price is less than $23.93 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate be increased on account of a make-whole fundamental change to exceed 41.7885 shares of our common stock per $1,000 principal amount of Notes, subject to adjustments in the same manner as the conversion rate is required to be adjusted as set forth under “Description of the Notes—Conversion Rights—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

General

This communication is intended for the sole use of the person to whom it is provided by the sender.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of these securities in any state in which such solicitation or sale would be unlawful prior to registration or qualification of these securities under the laws of any such state.

The Issuer has filed a registration statement (including a prospectus, dated February 11, 2013, and a preliminary prospectus supplement, dated June 27, 2013) with the Securities and Exchange Commission, or SEC, for the offering of the Notes.  Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering of the Notes.  You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov.  Alternatively, the Issuer, the underwriters or any dealer participating in the offering of the Notes will arrange to send you the preliminary prospectus supplement and the accompanying prospectus if you request it by contacting BofA Merrill Lynch at 866-500-5408; Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY, 11717, Telephone: (888)

603-5847, Email: barclaysprospectus@broadridge.com; or Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, NY 10282, telephone: (866) 471-2526, facsimile: (212) 902-9316, e-mail: prospectus-ny@ny.email.gs.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.